Michelle Miller	February 1, 2021

Sharon Blume

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:First Foundation Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed March 2, 2020

Form 10-Q for the Quarterly Period Ending September 30, 2020

File No. 001-36461

Dear Ms. Miller; Ms. Blume:

We are providing the following in response to your letter dated January 12, 2021 regarding the above referenced items.

Form 10-K for the Fiscal Period Ending December 31, 2019

Form 10-Q for the quarterly period ending September 30, 2020

Note 5. Allowance for Credit Losses, page 16

We are in the process of preparing SAB 99 analysis related to the above disclosures and it will be provided as an addendum to our SEC comment letter response submitted on January 19, 2021. We are requesting additional time to prepare this analysis, which we will provide to you upon completion.

Please contact me if you have any questions regarding the responses we provided. I can be reached at (949) 202-4164, or kthompson@ff-inc.com.

Sincerely,

By:	/s/ KEVIN L. THOMPSON
Name: Kevin L. Thompson
Title: Chief Financial Officer